UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  1 )*
                                              ---


                             NetSolve, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64115J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]   Rule 13d-1(b)
        [ ]   Rule 13d-1(c)
        [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 2 OF 12 PAGES
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ITEM 1(A).    NAME OF ISSUER:  NetSolve, Incorporated

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              12331 Riata Trace Parkway, Austin, Texas 78727

ITEM 2(A).    NAMES OF PERSONS FILING:

              New Enterprise Associates IV, Limited Partnership ("NEA IV"), Spectra Enterprise Associates, Limited Partnership ("Spectra" and together with NEA IV, the "Funds") and Southwest Enterprise Associates, Limited Partnership ("SEA"); NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, NEA Spectra Partners, Limited Partnership ("Spectra Partners" and together with NEA Partners IV, the "GPLPs"), which is a general partner of Spectra, and NEA Southwest Partners, Limited Partnership ("Southwest Partners"), which is a general partner of SEA; and Cornelius C. Bond, Jr. ("Bond"), Frank A. Bonsal, Jr. ("Bonsal"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), Charles W. Newhall III ("Newhall"), and
              C. Vincent Prothro ("Prothro") (collectively, the "General Partners"). Bond, Kramlich, Marks and Newhall are individual general partners of each GPLP. Dorman, and McConnell are individual general partners of NEA Partners IV. Prothro is an individual general partner of SEA. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM  2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The address of the principal business office of NEA IV, NEA Partners IV, Spectra, Spectra Partners, Bonsal, Dorman, Marks and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principle business office of SEA is 14305 Inwood Road, Suite 101, Dallas, Texas 75244. The address of the principal business office of Prothro is Dallas Semiconductor, 4401 Beltwood Parkway South, Dallas, Texas 75244.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: NEA IV is the record owner of 2,523,109 shares of Common Stock (the "NEA IV Shares") as of December 31, 2000. Spectra is the record owner of 440,199 shares of Common Stock as of December 31, 1999 (the "Spectra Shares"). As the sole general partner of NEA IV, NEA Partners IV may be deemed to own beneficially the NEA IV Shares. As a general partner of Spectra, NEA Spectra Partners may be deemed to own beneficially the Spectra Shares. By virtue of their relationship as affiliated limited partnerships, certain of whose general partners share some of the same individual general partners, each Fund and GPLP may be deemed to share the power to direct the disposition and vote of the NEA IV Shares and the Spectra Shares, for an aggregate of 2,963,308 shares (the "Record Shares"). By virtue of their relationship as affiliated limited partnerships, who have overlapping individual general partners, each GPLP may be deemed to share the power to direct the disposition and vote of the Record Shares.


                               Page 2 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 3 OF 12 PAGES
-------------------                                           ------------------

                     As individual general partners of each of the GPLPs, Bond, Kramlich, Marks and Newhall may be deemed to own beneficially all of the Record Shares. As individual general partners of NEA Partners IV, which is the sole general partner of NEA IV, Dorman and McConnell may be deemed to own beneficially the NEA IV Shares.

                     SEA, SOUTHWEST PARTNERS, PROTHRO, AND BONSAL HAVE CEASED TO OWN BENEFICIALLY MORE THEN FIVE PERCENT (5%) OF THE OUTSTANDING COMMON STOCK OF NETSOLVE, INCORPORATED.

              (b) Percent of Class: Kramlich: 23.3%. The Funds, GPLPs, Bond and Newhall: 23.0%. Marks: 22.0%. Dorman and McConnell:
                     19.6%. The foregoing percentages are calculated based on the 12,887,000 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ended September 30, 2000.

              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 37,672 shares for Kramlich, 12,737 shares for Newhall, 1,698 shares for Dorman and McConnell.

                     (ii)   shared power to vote or to direct the vote:
                            2,963,308 shares for the Funds, GPLPs, Bond,
                            Kramlich, Marks and Newhall. 2,523,109 shares for Dorman and McConnell.

                     (iii) sole power to vote or to direct the vote: 37,672 shares for Kramlich. 12,737 shares for Newhall. 1,698 shares for Dorman and McConnell.

                     (iv) shared power to dispose or to direct the disposition of: 2,963,308 shares for the Funds, GPLPs, Bond, Kramlich, Marks and Newhall. 2,523,109 shares for Dorman and McConnell.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

              All other items reported on the Schedule 13G dated as of February 11, 2000 and filed on behalf of the Reporting Persons with respect to the Common Stock of NetSolve, Incorporated remain unchanged.

                               Page 3 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 4 OF 12 PAGES
-------------------                                           ------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12th, 2001


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:  NEA PARTNERS IV, LIMITED PARTNERSHIP

     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


SPECTRA ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner





                               Page 4 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 5 OF 12 PAGES
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SOUTHWEST ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA SOUTHWEST PARTNERS, LIMITED PARTNERSHIP


     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner

NEA SOUTHWEST PARTNERS, LIMITED PARTNERSHIP


By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


                    *
---------------------------------------
Cornelius C. Bond, Jr.


                    *
---------------------------------------
Frank A. Bonsal, Jr.


                    *
---------------------------------------
C. Richard Kramlich


                    *
---------------------------------------
Arthur J. Marks


                    *
---------------------------------------
Thomas C. McConnell


                    *
---------------------------------------
Charles W. Newhall III


                    *
---------------------------------------
C. Vincent Prothro

                               Page 5 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 6 OF 12 PAGES
-------------------                                           ------------------











                                       *By: /s/ Nancy L. Dorman
                                            ------------------------------------
                                            Nancy L. Dorman, in her individual
                                            capacity and as Attorney-in-Fact
























--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.



                               Page 6 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 7 OF 12 PAGES
-------------------                                           ------------------

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT


     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NetSolve, Incorporated.

     EXECUTED as a sealed instrument this 12th day of February, 2001.


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:  NEA PARTNERS IV, LIMITED PARTNERSHIP

     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


SPECTRA ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner



                               Page 7 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 8 OF 12 PAGES
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SOUTHWEST ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA SOUTHWEST PARTNERS, LIMITED PARTNERSHIP

     By:            *
         ------------------------------
         Charles W. Newhall III
         General Partner


NEA SOUTHWEST PARTNERS, LIMITED PARTNERSHIP

By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


                    *
---------------------------------------
Cornelius C. Bond, Jr.


                    *
---------------------------------------
Frank A. Bonsal, Jr.


                    *
---------------------------------------
C. Richard Kramlich


                    *
---------------------------------------
Arthur J. Marks


                    *
---------------------------------------
Thomas C. McConnell


                    *
---------------------------------------
Charles W. Newhall III


                    *
---------------------------------------
C. Vincent Prothro

                               Page 8 of 12 Pages

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CUSIP NO. 64115J106                   13G                     PAGE 9 OF 12 PAGES
-------------------                                           ------------------



















                                       *By: /s/ Nancy L. Dorman
                                            ------------------------------------
                                            Nancy L. Dorman, in her individual
                                            capacity and as Attorney-in-Fact






--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.















                               Page 9 of 12 Pages

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CUSIP NO. 64115J106                   13G                    PAGE 10 OF 12 PAGES
-------------------                                          -------------------

                                                                       Exhibit 2
                                                                       ---------


                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.

                                       /s/ Raymond L. Bank
                                       --------------------------------
                                       Raymond L. Bank

                                       /s/ Thomas R. Baruch
                                       --------------------------------
                                       Thomas R. Baruch

                                       /s/ Cornelius C. Bond, Jr.
                                       --------------------------------
                                       Cornelius C. Bond, Jr.


                                       /s/ Frank A. Bonsal, Jr.
                                       --------------------------------
                                       Frank A. Bonsal, Jr.


                                       /s/ James A. Cole
                                       --------------------------------
                                       James A. Cole


                               Page 10 of 12 Pages

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CUSIP NO. 64115J106                   13G                    PAGE 11 OF 12 PAGES
-------------------                                          -------------------


                                       /s/ Nancy L. Dorman
                                       --------------------------------
                                       Nancy L. Dorman

                                       /s/ Neal M. Douglas
                                       --------------------------------
                                       Neal M. Douglas

                                       /s/ John W. Glynn, Jr.
                                       --------------------------------
                                       John W. Glynn, Jr.

                                       /s/ Curran W. Harvey
                                       --------------------------------
                                       Curran W. Harvey

                                       /s/ Ronald Kase
                                       --------------------------------
                                       Ronald Kase

                                       /s/ C. Richard Kramlich
                                       --------------------------------
                                       C. Richard Kramlich

                                       /s/ Robert F. Kuhling
                                       --------------------------------
                                       Robert F. Kuhling

                                       /s/ Arthur J. Marks
                                       --------------------------------
                                       Arthur J. Marks

                                       /s/ Thomas C. McConnell
                                       --------------------------------
                                       Thomas C. McConnell

                                       /s/ Donald L. Murfin
                                       --------------------------------
                                       Donald L. Murfin

                                       /s/ H. Leland Murphy
                                       --------------------------------
                                       H. Leland Murphy







                               Page 11 of 12 Pages

-------------------                                          -------------------
CUSIP NO. 64115J106                   13G                    PAGE 12 OF 12 PAGES
-------------------                                          -------------------




                                       /s/ John M. Nehra
                                       --------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       --------------------------------
                                       Charles W. Newhall III


                                       /s/ Terry L. Opdendyk
                                       --------------------------------
                                       Terry L. Opdendyk

                                       /s/ Barbara J. Perrier
                                       --------------------------------
                                       Barbara J. Perrier

                                       /s/ C. Vincent Prothro
                                       --------------------------------
                                       C. Vincent Prothro

                                       /s/ C. Woodrow Rea, Jr.
                                       --------------------------------
                                       C. Woodrow Rea, Jr.


                                       /s/ Howard D. Wolfe, Jr.
                                       --------------------------------
                                       Howard D. Wolfe, Jr.


                                       /s/ Nora M. Zietz
                                       --------------------------------
                                       Nora M. Zietz





                               Page 12 of 12 Pages